PRICING ADDENDUM*

Dated April 22, 2020 relating to the

Pricing Supplement dated January 24, 2020

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-225551

(To Prospectus dated October 31, 2018,

Index Supplement dated October 31, 2018

and Product Supplement dated October 31, 2018)

UBS AG $2,000,000 Capped Buffer In-GEARS
Linked to the least performing of the Russell 2000® Index and the S&P 500® Index due October 6, 2025

Investment Description

UBS AG Capped Buffer In-GEARS (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS” or the “issuer”) linked to the least performing of the Russell 2000® Index and the S&P 500® Index (each, an “underlying asset” and together, the “underlying assets”). The amount you receive at maturity will be based on the “least performing underlying factor”, which is the underlying performance factor of the underlying asset with the lowest underlying performance factor (the “least performing underlying asset”) as compared to the other underlying asset. The “underlying performance factor” for each underlying asset will equal the final level of that underlying asset divided by its initial level (expressed as a percentage). The “initial level” of each underlying asset is the arithmetic average of its closing levels on each trading day during the 3-month initial valuation period, as specified below, and the “final level” of each underlying asset will be the arithmetic average of its closing levels on each trading day during the 3-month final valuation period, each as described further on page 2 of the accompanying pricing supplement.

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If the least performing underlying factor is equal to or greater than 147% (meaning that the least performing underlying asset’s underlying performance factor is 147% or more, which equals an increase in its final level of at least 47% from its initial level), at maturity UBS will pay you a cash payment per Security resulting in a return equal to the maximum gain of 90.60%.

•	If the least performing underlying factor is equal to or greater than 117% and less than 147%, at maturity UBS will pay you a cash payment per Security resulting in a return equal to the sum of (a) 2.42 times the difference between the least performing underlying factor and 117%, plus (b) 18%.

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If the least performing underlying factor is equal to or greater than the downside threshold of 87% and less than 117%, at maturity UBS will pay you a cash payment per Security resulting in a return equal to 0.60 times the difference between the least performing underlying factor and 87%.

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If, however, the least performing underlying factor is less than the downside threshold of 87% (meaning that the least performing underlying asset’s underlying performance factor is less than 87%, which equals a decrease in its final level by more than 13% from its initial level), at maturity UBS will pay you a cash payment per Security that is less than the principal amount, resulting in a percentage loss on your initial investment equal to the percentage that the least performing underlying factor is less than 87%. In extreme situations, you could lose up to 87% of your initial investment.

Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose up to 87% of your initial investment. You will be exposed to the market risk of each underlying asset and any decline in the level of one underlying asset from its initial level to its final level will negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the level of any other underlying asset. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose all of your initial investment.

Features

❑	Exposure to Performance of the Least Performing Underlying Asset up to the Maximum Gain: If the least performing underlying factor is at least 87%, at maturity the Securities will provide a positive return based on the excess of the least performing underlying factor over 87%. The participation in that excess ranges from 60% to 242% depending on the increase, up to the maximum gain of 90.60%.
❑	Potential for Buffered Downside Market Exposure: If the least performing underlying factor is less than the downside threshold of 87% (meaning that the least performing underlying asset’s underlying performance factor is less than 87%, which equals a decrease in its final level by more than 13% from its initial level), at maturity UBS will pay you a cash payment per Security that is less than the principal amount, resulting in a percentage loss on your initial investment equal to the percentage that the least performing underlying factor is less than 87%. In extreme situations, you could lose up to 87% of your initial investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Initial Valuation Period*	January 23, 2020 through April 22, 2020 (inclusive)
Trade Date	January 24, 2020
Settlement Date	January 28, 2020
Final Valuation Period*	July 3, 2025 through Final Valuation Date (inclusive)
Final Valuation Date*	October 1, 2025
Maturity Date*	October 6, 2025
*	Subject to postponement in the event of a market disruption event, as described on page 2 of the accompanying pricing supplement and in the accompanying product supplement.

Notice to investors: the Securities are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the principal amount of the Securities at maturity, and the Securities may have downside market risk similar to an investment in the least performing underlying asset subject to the buffer. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS.

You should carefully consider the risks described under “Key Risks” beginning on page 4 of the accompanying pricing supplement and under “Risk Factors” beginning on page PS-9 of the accompanying product supplement. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on your Securities. You may lose up to 87% of your initial investment in the Securities. The Securities will not be listed or displayed on any securities exchange or any electronic communications network.

Security Offering

The return on the Securities is subject to, and will not exceed, the “maximum gain” or the corresponding “maximum payment at maturity”. The Securities are offered at a minimum investment of 100 Securities at $10 per Security (representing a $1,000 investment), and integral multiples of $10 in excess thereof.

Underlying Asset	Bloomberg Ticker	Maximum Gain	Maximum Payment at Maturity	Initial Level	Downside Threshold	Buffer	CUSIP	ISIN
Russell 2000® Index	RTY	90.60%	$19.06 per Security	1,382.419	1,202.704, which is 87% of its Initial Level	13%	90281G428	US90281G4284
S&P 500® Index	SPX			2,925.69	2,545.35, which is 87% of its Initial Level

The estimated initial value of the Securities as of the trade date was $9.845. The estimated initial value of the Securities was determined as of the close of the relevant markets on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Securities, see “Key Risks — Fair value considerations” and “— Limited or no secondary market and secondary market price considerations” on pages 5 and 6 of the accompanying pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, the accompanying pricing supplement, the accompanying product supplement, the index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the least performing of the Russell 2000® Index and the S&P 500® Index	$2,000,000.00	$10.00	$15,000.00	$0.075	$1,985,000.00	$9.925

* This pricing addendum specifies the initial level and downside threshold of each underlying asset, and supplements the accompanying pricing supplement dated January 24, 2020, the accompanying product supplement and the accompanying prospectus, and the Securities have the terms specified in these documents. See “Additional Information about UBS and the Securities” on page ii herein.

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities), with the Securities and Exchange Commission (the “SEC”), for the Securities to which this document and the accompanying pricing supplement relates. You should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Pricing Supplement dated January 24, 2020: https://www.sec.gov/Archives/edgar/data/1114446/000091412120000303/ub54620236-424b2.htm
♦	Market-Linked Securities product supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002085/ub47016353-424b2.htm
♦	Index supplement dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000091412118002083/ub46174419-424b2.htm
♦	Prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Securities” refer to the Capped Buffer In-GEARS that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying pricing supplement” mean the UBS pricing supplement dated January 24, 2020, references to the “accompanying product supplement” mean the UBS product supplement, dated October 31, 2018, references to the “index supplement” mean the UBS index supplement, dated October 31, 2018 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated October 31, 2018.

This document, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in the accompanying pricing supplement and in “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors.

If there is any inconsistency between the terms of the Securities described in the accompanying prospectus, the index supplement, the accompanying product supplement, the accompanying pricing supplement and this document, the following hierarchy will govern: first, this document; second, the accompanying pricing supplement; third, the accompanying product supplement; fourth, the index supplement; and last, the accompanying prospectus.

This pricing addendum specifies the initial level and downside threshold of each underlying asset, and supplements the accompanying pricing supplement, the accompanying product supplement and the accompanying prospectus.

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